Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 AMERICA ● ASIA PACIFIC ● EUROPE	mheinz@sidley.com +1 312 853 2071

March 9, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones

   Jay Ingram

   Heather Clark

   Martin James

Re:	Hennessy Capital Investment Corp. VI Draft Registration Statement on Form S-1 Submitted February 5, 2021 CIK No. 0001842937

Ladies and Gentlemen:

On behalf of Hennessy Capital Investment Corp. VI (the “Company”), we transmit herewith the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 1, 2021 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

U.S. Securities and Exchange Commission

March 9, 2021

Draft Registration Statement on Form S-1 submitted February 5, 2021

General

1.	Please identify the underwriter in your next filing.

Response: In response to the Staff’s comment, the Company has identified the underwriters throughout the Registration Statement.

Summary Financial Data, page 28

2.	Please revise to disclose the nature of the "As Adjusted" column or cross reference to where such information is disclosed in the S-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Registration Statement accordingly.

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VI